UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ____________________

Commission file number 1-15759

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cleco Power LLC 401(k) Savings and Investment Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CLECO CORPORATION

2030 Donahue Ferry Road, Pineville, Louisiana 71360-5226

Cleco Power LLC 401(k) Savings and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2010 and 2009

Cleco Power LLC 401(k) Savings and Investment Plan
Index
December 31, 2010 and 2009

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to the Financial Statements	4
Supplemental Schedule
Schedule H, line 4i – Schedule of Assets (Held at End of Year)	11

Note:
Schedules other than the one listed above as required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure have been omitted because they are either not required or not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Cleco Power LLC 401(k) Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Cleco Power LLC 401(k) Savings and Investment Plan (the “Plan”) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009 and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/  McElroy, Quirk, & Burch (APC)
Lake Charles, Louisiana
June 20, 2011

Cleco Power LLC 401(k) Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	Participant Directed
	2010	2009
Investments, at fair value (see Note 2)	$223,468,627	$193,118,924
Notes receivable from participants (see Note 1)	4,103,746	3,358,152
Contributions receivable from employer	295,693	290,697
Net assets available for benefits	$227,868,066	$196,767,773

The accompanying notes are an integral part of the financial statements.

Cleco Power LLC 401(k) Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
December 31, 2010

Participant
Directed

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (see Note 2)	$21,966,579
Interest and dividends	5,832,256
Net investment income	27,798,835

Contributions:
Employer’s	3,650,389
Participants’	7,709,485
Total contributions	11,359,874

Total additions	39,158,709

Deductions from net assets attributed to:
Benefits paid to participants	8,000,772
Administrative expenses	57,644
Total deductions	8,058,416
Net increase	31,100,293
Net assets available for plan benefits:
Beginning of year	196,767,773
End of year	$227,868,066

The accompanying notes are an integral part of the financial statements.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2010 and 2009

1.             Summary of Significant Accounting Policies and Description of Plan

Plan Description
The Cleco Power LLC 401(k) Savings and Investment Plan (the “Plan”), which was adopted January 1, 1985, and last amended and restated effective November 1, 2010, is intended to provide active, eligible employees of Cleco Corporation and its subsidiaries (“Cleco”) with voluntary, long-term savings and investment opportunities.  The Plan is a defined contribution plan designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974.  In accordance with the Plan, employer contributions can be in the form of Cleco Corporation stock or cash.  Effective January 1, 2008, Cleco Corporation started matching participant voluntary contributions in cash.  The cash contributions are invested in proportion to the participant’s voluntary contribution investment choices.  Cleco Corporation has the right to change the form of contribution at any time.  Plan participants are allowed to choose whether to have dividends on Cleco Corporation common stock distributed in cash or reinvested in additional shares of Cleco Corporation common stock.  Participation in the Plan is voluntary and active Cleco employees are eligible to participate.  Although the Plan is voluntary, new employees are automatically enrolled in the Plan at a pre-tax contribution rate of 4%.  The automatic pre-tax contribution percentage can be increased or decreased, or participants may choose to opt out of the Plan.  For a complete description of the Plan, refer to the Cleco Power LLC 401(k) Savings and Investment Plan (the “Plan Document”).

Amendment
In February 2009, the Plan was amended effective March 1, 2009.  The provisions of this amendment allowed the Cleco Energy LLC 401(k) Savings and Investment Plan (“Cleco Energy Plan”) to be merged into and form a part of the Plan, subject to the terms and conditions of the Plan of Merger.  In connection with the merger, the assets of the Cleco Energy Plan were merged into the Plan and the Plan assumed liability for the account balances of the Cleco Energy Plan participants.  The assets from the Cleco Energy Plan that were merged into the Plan were valued at $156,064 as of April 22, 2009.

In November 2010, the Plan was amended and restated effective November 1, 2010, at which time all prior amendments were incorporated into the new Plan Document.

Plan Administration
The administration of the Plan is the responsibility of a retirement committee (the “Committee”) comprised of employees of Cleco.  The Committee is appointed by the Board of Managers of Cleco Power LLC (“Cleco Power”), a wholly owned subsidiary of Cleco Corporation.  Most of the administrative expenses incurred by the Plan are borne by Cleco; however, personalized on-line investment advisory fees and distribution expenses are paid by the participants of the Plan.  Cleco Power is the Plan sponsor.  The responsibilities for the investment, reinvestment, control and disbursement of the funds of the Plan rests with JPMorgan Chase Bank (“Trustee”) and with J.P. Morgan Retirement Plan Services (“Agent”) acting as the agent of the Trustee and recordkeeper to the Plan.

Contributions
Participant contributions are recorded in the period that Cleco makes payroll deductions from participants.  Unless otherwise restricted by law, participants may contribute on a pretax basis up to 50% of annual compensation, not to exceed $16,500 in each of 2009 and 2010.  Participants who are at least 50 years old by the end of the tax year may make an additional “catch-up” contribution (above the 401(k) annual deferral limit) up to $5,500 in each of 2009 and 2010.  The Trustee, in accordance with the participants’ directives, invests the employee and employer contributions in one or more of 21 publicly traded mutual funds, in one self-directed account with access to over 1,000 mutual funds, in one common collective trust, and in Cleco Corporation common stock.  Certain qualified 401(k) rollovers are permitted under the Plan.

Cleco Corporation’s matching contribution depends upon the hire date of the participant.  Participants hired prior to August 1, 2007 are eligible to receive a basic match not to exceed 66-2/3% of the employees’ total pretax basic contribution, up to the first 6% of the participant’s annual compensation.  Participants hired or rehired

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2010 and 2009

on or after August 1, 2007 are eligible to receive a basic match not to exceed 100% of the employees’ total pretax basic contribution, up to the first 6% of the participant’s annual compensation.  Additionally, all employees hired or rehired on or after August 1, 2007, whether they chose to make a voluntary contribution or not, are eligible to receive a non-elective company contribution subject to certain vesting requirements.  In December 2009 and 2010, management approved a 2% non-elective contribution for eligible employees.  For 2009 and 2010, the non-elective contributions were paid to the Plan in March 2010 and 2011, respectively.

Participants’ Accounts
The Agent maintains accounts on behalf of each Plan participant.  Each account is credited with (a) the participant’s pretax, after tax or rollover contribution, (b) the matching contribution and (c) the participant’s share of Plan earnings.  Allocations are based on participant compensation or account balances, as defined in the Plan Document.

Vesting
Participants are fully vested in their voluntary contributions, eligible rollovers, earnings, and basic match at all times.  Effective August 1, 2007, the non-elective Cleco funded contributions are subject to vesting based upon years of vesting service as shown below:

Years of Vesting Service	Vested Percentage
1 year or less	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years or more	100%

Forfeitures
At December 31, 2010 and 2009, forfeited nonvested accounts totaled $7,858 and $3,819, respectively and will be used to reduce future employer contributions.  For 2010, employer contributions were reduced by $7,858 from forfeited nonvested accounts.

Withdrawals and Notes Receivable from Participants
Funds in participants’ accounts may be distributed upon death or separation from service in either a lump-sum amount equal to the value of their account or as a distribution in kind of shares held for their account.  A participant is entitled to receive a whole number of shares of Cleco Corporation common stock.  The amounts of any fractional shares are distributed in cash.  Under Internal Revenue Service regulations, active employees may withdraw funds from their accounts after age 59-1/2 or in the case of certain defined financial hardships.

Loans are available to participants up to specified limits.  The term of loans shall not exceed five years and the interest rate is calculated based on the prime rate published in The Wall Street Journal on the first day of the month before the loan is requested plus 2%.  Interest rates on these loans ranged from 5.25% to 10.25% in 2009 and 2010. These loans are valued at amortized cost, which approximates fair value and are reflected as contributions receivable from employer on the Statements of Net Assets Available for Benefits.  Benefits payable for terminations and withdrawals are included in net assets available for benefits and are charged to net assets available for benefits when paid.

Diversification
Participants are allowed to diversify shares of Cleco Corporation common stock regardless of age and years of service.  Participants who elect to diversify can invest the proceeds from the sale of shares of Cleco Corporation common stock in the investment options offered by the Plan.

Investment Valuation
Investments in securities and mutual funds traded on national securities exchanges are valued based on the last reported sales price as of the end of each fiscal year.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2010 and 2009

Common Collective Trusts
Common collective trusts are valued at the asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value.

Income Recognition
Purchases and sales of securities are recorded on a trade-date basis.  The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation/depreciation on those investments.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Priority Upon Termination of Plan
The Plan may be terminated at any time by the Board of Managers of Cleco Power.  Upon termination, all assets are to be distributed to Plan participants or their beneficiaries.  Participants would receive their proportionate share of the assets as determined by individual account balances on the date of termination.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases (decreases) in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Recent Authoritative Guidance
The Plan adopted the recent authoritative guidance listed below on their respective effective dates.

In January 2010, the Financial Accounting Standards Board (“FASB”) amended the authoritative guidance regarding disclosures of fair value measurements.  Entities are now required to segregate assets and liabilities according to classes, which often will require greater disaggregation than the reporting entities line items on the financial statements historically have shown.  Classes are based on the nature of risks associated with the asset and liability.  Entities are also required to disclose the amount of significant transfers between Level 1 and Level 2, along with the reason for the transfer, and expanded disclosure related to transfers in or out of Level 3.  Entities are also required to expand disclosure about the inputs and methods used to calculate fair value for Levels 2 and 3.  Most of the provisions are effective for interim and annual fiscal periods beginning after December 15, 2009.  The adoption did not have any effect on the financial condition or results of operations of the Plan.  Some of the Level 3 disclosures are effective for interim and annual fiscal periods beginning after December 15, 2010.  The adoption of this amendment did not have any effect on the financial condition or results of operations of the Plan.

In February 2010, FASB made technical corrections to various topics.  Generally, the corrections were nonsubstantive and addressed minor inconsistencies and clarifications.  The corrections are effective on issuance of the amendment, except for clarification related to embedded derivatives and a change in reorganizations.  The adoption of these corrections did not have an impact on the financial condition or results of operations of the Plan.

In February 2010, FASB eliminated the requirement for entities that file financial statements with the U.S. Securities and Exchange Commission to disclose the date through which they evaluated subsequent events.  This amendment was effective upon issuance.  The adoption of this amendment did not have any effect on the financial condition or results of operations of the Plan.

In July 2010, FASB amended the authoritative guidance on receivables, which requires companies to improve their disclosures about the credit quality of their financing receivables and the credit reserves held against them.  For public companies, the amendment is effective for interim and annual reporting periods ending on or after December 15, 2010, with specific items, such as allowance rollforward and modification disclosures, effective for periods beginning after December 15, 2010.  The adoption of this amendment did not have any effect on the financial condition or results of operations of the Plan.

In September 2010, the FASB amended the reporting of defined contribution plan participant receivables.  The amendment requires classification of participant loans as notes receivable from participants and measurement is at

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2010 and 2009

amortized cost (unpaid principal balance plus any accrued but unpaid interest) in a plan’s financial statements.  This amendment also clarifies that participant loans are exempt from Accounting Standards Update 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.  The provisions of this amendment should be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010.  The adoption of this amendment did not have any effect on the financial condition or results of operations of the Plan.

2.             Investments

Information relative to investments as of December 31, 2010 and 2009, respectively, is as follows:

Description	2010	2009
Investments, at fair value:
Mutual Funds:
*American Century Income & Growth Fund	$25,351,511	$22,390,649
*JP Morgan Prime Money Market Fund	12,611,520	9,139,148
*Dodge & Cox Balanced Fund	23,088,033	21,211,858
American Century Vista Fund	-	6,024,560
*American Century Growth Fund	13,938,275	11,389,978
T. Rowe Price Income Fund	339,823	175,312
T. Rowe Price Mid Cap Growth Fund	8,031,185	-
T. Rowe Price Retirement 2005 Index Fund	92,030	136,439
T. Rowe Price Retirement 2010 Index Fund	746,992	784,256
T. Rowe Price Retirement 2015 Index Fund	1,804,287	1,554,325
T. Rowe Price Retirement 2020 Index Fund	2,991,030	2,455,076
T. Rowe Price Retirement 2025 Index Fund	1,759,036	1,456,288
T. Rowe Price Retirement 2030 Index Fund	1,846,161	1,379,467
T. Rowe Price Retirement 2035 Index Fund	1,300,054	872,920
T. Rowe Price Retirement 2040 Index Fund	1,330,630	889,005
T. Rowe Price Retirement 2045 Index Fund	1,243,398	756,629
T. Rowe Price Retirement 2050 Index Fund	567,361	363,405
T. Rowe Price Retirement 2055 Index Fund	149,529	85,413
Diamond Hill Capital Fund	186,886	160,587
Frontegra Columbus Core Plus Fund	9,390,886	8,148,066
CRM Mid Cap Value Fund	5,738,049	4,861,860
Morgan Stanley International Equity Fund	8,462,396	7,824,601
Total mutual funds	120,969,072	102,059,842
State Street Global Advisors S&P 500 Fund – common collective trust	10,126,138	8,327,871
Schwab Personal Choice Retirement Account – participant directed brokerage	4,216,799	2,584,661
*Cleco Corporation Common Stock	88,156,618	80,146,550
Total investments, at fair value	$223,468,627	$193,118,924
___________________________
*Denotes investment exceeds 5% of the net assets available for benefits.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $21,966,579 for the year ended December 31, 2010, as follows:

Mutual funds	$10,892,673
Cleco Corporation common stock	9,788,947
Common collective trust	1,284,959
Net appreciation in fair value of investments	$21,966,579

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2010 and 2009

3.	Concentration of Market Risk

The Plan holds investments in the plan sponsor’s common stock, as well as various mutual funds; accordingly, plan participants’ accounts that hold shares of the plan sponsor’s common stock are exposed to market risk in the event of a significant decline in the value of such stock.

For all mutual funds, refer to the specific fund’s prospectus and annual report for a full description of each fund’s investment holdings and significant concentrations of credit risk.  The mutual fund prospectus and annual reports can be obtained by contacting J.P. Morgan Retirement Plan Services.

4.	Concentration of Investments

Included in investments at December 31, 2010, and 2009 are shares of the sponsor’s common stock amounting to $88,156,618 and $80,146,550, respectively.  This investment represents 39 percent and 42 percent of total investments at December 31, 2010, and 2009, respectively.  A significant decline in the market value of the sponsor’s stock would significantly affect the net assets available for benefits.

5.	Fair Value Measurements

FASB Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.

That framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access
Level 2 - Inputs to the valuation methodology include
•	quoted prices for similar assets or liabilities in active markets
•	quoted prices for identical or similar assets or liabilities in inactive markets
•	inputs other than quoted prices that are observable for the asset or liability
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for each class of assets of the Plan measured at fair value.

Mutual funds:  Valued at the net asset value of shares held by the plan at year end.

Common collective trust:  Valued at the asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value.

Participant directed brokerage:  Valued at the fair market value based upon indicative pricing from broker quotes.

Cleco Corporation common stock:  Valued at the closing price reported on the New York Stock Exchange.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2010 and 2009

and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009.

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Money market fund	$12,611,520	$-	$-	$12,611,520
Target date funds	13,830,508	-	-	13,830,508
Balanced funds	23,088,033	-	-	23,088,033
Growth funds	53,245,906	-	-	53,245,906
Fixed income funds	9,730,709	-	-	9,730,709
International equity funds	8,462,396	-	-	8,462,396
Total mutual funds	$120,969,072	$-	$-	$120,969,072
Common collective trust	-	10,126,138	-	10,126,138
Participant directed brokerage	-	4,216,799	-	4,216,799
Cleco Corporation common stock	88,156,618	-	-	88,156,618
Total assets at fair value	$209,125,690	$14,342,937	$-	$223,468,627

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Money market fund	$9,139,148	$-	$-	$9,139,148
Target date funds	10,733,223	-	-	10,733,223
Balanced funds	21,211,858	-	-	21,211,858
Growth funds	44,827,634	-	-	44,827,634
Fixed income funds	8,323,378	-	-	8,323,378
International equity funds	7,824,601	-	-	7,824,601
Total mutual funds	$102,059,842	$-	$-	$102,059,842
Common collective trust	-	8,327,871	-	8,327,871
Participant directed brokerage	-	2,584,661	-	2,584,661
Cleco Corporation common stock	80,146,550	-	-	80,146,550
Total assets at fair value	$182,206,392	$10,912,532	$-	$193,118,924

The Plan had no Level 3 assets at December 31, 2010, or 2009.  The Plan, as allowed by the authoritative accounting guidance, has a policy that transfers between levels are recognized at the end of a reporting period.  During the years ended December 31, 2010, and 2009, the Plan did not experience any transfers between levels.

6.             Related Party Transactions

Certain Plan investments are managed by affiliates of the Agent and Trustee.  The Agent is the recordkeeper as defined by the Plan.  Participants may elect to invest in shares of Cleco Corporation common stock.  In 2010 and 2009, the Plan acquired 253,127 and 284,374 shares, respectively, of Cleco Corporation common stock with an approximate market value of $6,970,729 and $6,438,271, respectively.   In 2010 and 2009, the Plan sold 307,853 and 174,285 shares, respectively, of Cleco Corporation common stock with an approximate market value of $8,419,313 and $4,054,542, respectively.  In addition, during 2010 and 2009, 9,656 and 32,628 shares, respectively, of Cleco Corporation common stock representing in-kind distributions were made to participants with an approximate market value of $269,705 and $736,231, respectively.

Other related parties include Cleco employees who participate in the Plan and the Committee which is comprised of employees of Cleco and is responsible for the administration of the Plan.  During 2010 and 2009, no Cleco employee received compensation from the Plan.

Cleco Power LLC 401(k) Savings and Investment Plan
Notes to the Financial Statements
December 31, 2010 and 2009

7.	Tax Status

The Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code and, accordingly, the associated trust is generally exempt from federal income taxes under provision of Section 501(a).  The Plan obtained its latest determination letter on March 22, 2006, in which the Internal Revenue Service stated that the Plan, as then written, was in compliance with the applicable requirements of the Internal Revenue Code.  Effective November 1, 2010, the Plan was amended and restated.  The Plan requested but has not received a determination letter for the amended and restated plan.  The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions and has concluded that as of December 31, 2010 and 2009 there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Participants’ pretax contributions, Cleco Corporation’s contributions, rollover contributions as well as interest, dividends and profits earned by the Plan are not subject to federal income taxes until these amounts are distributed.

8.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

9.	Subsequent Event

On April 21, 2011, the Frontegra Columbus Core Plus Fund in the Plan changed its name to the Scout Core Plus Bond Fund.  The investment strategy of the fund remained the same.

Cleco Power LLC 401(k) Savings and Investment Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010
EIN:  72-0244480

(a)	(b)	(c)	(d)	(e)
		Description of investment, including
	Identity of issuer, borrower,	maturity date, rate of interest,		Current
	lessor or similar party	Collateral, par, or maturity value	Cost	Value
*	American Century Income & Growth Fund	Mutual fund		$25,351,511
*	JP Morgan Prime Money Market Fund	Mutual fund		12,611,520
	Frontegra Columbus Core Plus Fund	Mutual fund		9,390,886
	Diamond Hill Capital Fund	Mutual fund		186,886
	Dodge & Cox Balanced Fund	Mutual fund		23,088,033
	T. Rowe Price Mid Cap Growth Fund	Mutual fund		8,031,185
	T. Rowe Price Income Fund	Mutual fund		339,823
	T. Rowe Retirement 2005 Index Fund	Mutual fund		92,030
	T. Rowe Retirement 2010 Index Fund	Mutual fund		746,992
	T. Rowe Retirement 2015 Index Fund	Mutual fund		1,804,287
	T. Rowe Retirement 2020 Index Fund	Mutual fund		2,991,030
	T. Rowe Retirement 2025 Index Fund	Mutual fund		1,759,036
	T. Rowe Retirement 2030 Index Fund	Mutual fund		1,846,161
	T. Rowe Retirement 2035 Index Fund	Mutual fund		1,300,054
	T. Rowe Retirement 2040 Index Fund	Mutual fund		1,330,630
	T. Rowe Retirement 2045 Index Fund	Mutual fund		1,243,398
	T. Rowe Retirement 2050 Index Fund	Mutual fund		567,361
	T. Rowe Retirement 2055 Index Fund	Mutual fund		149,529
*	American Century Growth Fund	Mutual fund		13,938,275
*	CRM Mid Cap Value Fund	Mutual fund		5,738,049
*	Morgan Stanley International Equity Fund	Mutual fund		8,462,396
	Total mutual funds			$120,969,072
*	State Street Global Advisors S&P 500 Fund	Common collective trust		$10,126,138
	Schwab Personal Choice
	Retirement Account	Participant directed brokerage		$4,216,799
*	Cleco Corporation	Common stock		$88,156,618
*	Participant loans	Participant loan accounts with interest rates ranging from 5.25% to 10.25% and maturity dates ranging from 2011 to 2015	$ -	$4,103,746
	Total Assets Held			$227,572,373
_______________________
*Denotes party-in-interest.

SIGNATURE

          The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CLECO POWER LLC 401(k) SAVINGS AND INVESTMENT PLAN

Date: June 20, 2011	By: /s/ Darren J. Olagues
(Darren J. Olagues, Chairman of the Retirement Committee of Cleco Corporation, Plan Administrator)

EXHIBIT

INDEX

Exhibit Number	Description

23	Consent of McElroy, Quirk & Burch (APC)